UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Castlight Health, Inc.

(Name of Issuer)

Class B Common Stock, par value $0.0001 per share

(Title of Class of Securities)

14862Q100

(CUSIP Number)

Wendy Boufford

Assistant General Counsel

c/o SAP Labs

3410 Hillview Avenue

Palo Alto, California 94304

+1 650 849 4000 (Tel)

+1 650 843 2041 (Fax)

With a copy to:

Peter Harwich

Allen & Overy LLP

1221 Avenue of the Americas

New York, New York 10020

+1 212 610 6300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 28, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14862Q100

1.	Names of Reporting Persons SAP SE
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Germany
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 4,762,658
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 4,762,658
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,762,658
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.3% (1)
14.	Type of Reporting Person (See Instructions) CO

(1)	Based on a total of 51,106,127 shares of Class B common stock of Castlight Health, Inc. (the “Issuer”) outstanding as of February 24, 2017, as reported on the Issuer’s Form 10-K filed with the Securities and Exchange Commission on March 1, 2017.

CUSIP No. 14862Q100

1.	Names of Reporting Persons SAP Technologies, Inc. I.R.S. Identification Nos. of above persons (entities only). 27-3512529
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 4,762,658
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 4,762,658
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,762,658
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.3% (2)
14.	Type of Reporting Person (See Instructions) CO

(2)	Based on a total of 51,106,127 shares of Class B common stock of the Issuer outstanding as of February 24, 2017, as reported on the Issuer’s Form 10-K filed with the Securities and Exchange Commission on March 1, 2017.

This Amendment No. 1 (this “Amendment No. 1”) is filed to report Amendment No. 1 to Warrant, made and entered into as of April 24, 2017, by and among SAP Technologies, Inc. (“SAP Technologies”) and Castlight Health, Inc. (the “Issuer,” and such amendment, the “Warrant Amendment”), to the Warrant held by SAP Technologies with respect to shares of Class B common stock, par value $0.0001 per share of the Issuer (the “Shares”). It amends and supplements the statement on Schedule 13D originally filed by SAP Technologies and SAP SE (collectively, with SAP Technologies, the “Reporting Persons”) with the Securities and Exchange Commission (“SEC”) on May 17, 2016. Except as set forth below, all Items of the Schedule 13D (the “Schedule 13D”) remain unchanged.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended by inserting the following at the end of Item 4:

On April 24, 2017, the Issuer and SAP Technologies executed the Warrant Amendment, pursuant to which the Warrant will now expire four years from the date the Issuer and SAP Technologies (or one of its affiliates) enter into a Solution Extension Reseller Agreement (the “SolEx Agreement”), a global reseller agreement through the SAP Solution Extension program, whereby SAP Technologies or its affiliates resell a mutually agreed product of the Issuer. If the Issuer and SAP Technologies (or one of its affiliates) do not enter into the SolEx Agreement by November 17, 2017, then the Warrant will become void.

A copy of the Warrant Amendment is filed as Exhibit 2.3 hereto and is incorporated by reference into this Item 4. The description of the Warrant Amendment and the transactions contemplated thereby is qualified in its entirety by reference to the full text of the Warrant Amendment.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 of Schedule 13D is hereby amended by replacing the third paragraph thereof with the following:

On the Closing Date, SAP Technologies also obtained the right to acquire the Warrant Shares pursuant to the terms of the Warrant. The Warrant Shares represent approximately 3.7% of the currently outstanding Shares. Vesting of the Warrant remains subject to entry by the Issuer and SAP Technologies (or one of its affiliates) into the SolEx Agreement. The Reporting Persons are therefore not currently beneficial owners of the Warrant Shares and hereby disclaim beneficial ownership of the Warrant Shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of Schedule 13D is hereby amended by replacing the second paragraph thereof with the following:

Other than the Distribution Agreement entered into between the Issuer and an affiliate of SAP Technologies in August 2016 and an understanding that the Issuer and SAP Technologies (or one of its affiliates) will seek to enter into the SolEx Agreement, and other than the transactions contemplated by the Securities Purchase Agreement and the Warrant as described in Items 4 and 5 above, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among each Reporting Person and any other person or entity, including the persons listed in Schedule A hereto, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Item 7 is hereby amended by inserting the following at the end of Item 7:

Exhibit No.	Description

2.3	Amendment No. 1 to Warrant, made and entered into as of April 24, 2017, by and among SAP Technologies, Inc. and Castlight Health, Inc.

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned hereby certify as of April 27, 2017 that the information set forth in this statement is true, complete and correct.

SAP SE

By:	/s/ Luka Mucic
Name:	Luka Mucic
Title:	Chief Financial Officer

By:	/s/ Michael Ploetner
Name:	Michael Ploetner
Title:	Prokurist

SAP Technologies, Inc.

By:	/s/ Brad C. Brubaker
Name:	Brad C. Brubaker
Title:	Corporate Secretary

INDEX OF EXHIBITS

Exhibit No.	Description

2.3	Amendment No. 1 to Warrant, made and entered into as of April 24, 2017, by and among SAP Technologies, Inc. and Castlight Health, Inc.